

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Ms. Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

Re: Chevron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 22, 2013
File No. 001-00368

Dear Ms. Yarrington:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

General

1. We note in your filing references to development of various shale gas properties. While it appears that your only reference to hydraulic fracturing in your filing is on page 23, the page entitled "Responsible Gas Development" on your website (http://www.chevron.com/deliveringenergy/naturalgas/shalegas/responsibleshalegasdevelopment) suggests that you utilize hydraulic fracturing in a number of locations. Please revise your disclosure to clarify the extent to which you are involved in the process of hydraulic fracturing. In addition, please include risk factor disclosure to address specifically, if material, the regulatory, financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids including chemical additives. In the alternative, please tell us why such risks are not material to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director